UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 10, 2018
(Date of earliest event reported): March 5, 2018

GREEN LEAF INVESTMENT FUND INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

47-4128000
(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 4.01 Changes in Issuer’s Certifying Accountant

(1) Previous Independent Auditors:

a. On March 4, 2018, the Company dismissed the Independent Registered Public Accounting Firm, Thayer O’Neal Company, LLC of Houston, TX.

b. The Thayer O’Neal Company didn’t contribute to the 1-SA posted on March 5, 2018.

c. The company is still searching for a new Audit firm.

Item 4.02 Non-Reliance on Previously Issued Financial Statements:

On August 8, 2018, the management of Green Leaf Investment Fund, Inc. (the “Company”) concluded that the Company’s previously issued financial statements for the semi-annual review ending November 30, 2017, should no longer be relied upon because of errors related to PCAOB standards. The errors described above will result in the restatement of our financial statements for the Restated Period.

As soon as practicable, we intend to amend our Form 1-SA for the period ending November 30, 2017 (the “Original Filing”) to reflect the restatement of our financial statements. As a result, we will not file our 1-K for the period ending May 31, 2018 (the “Form 1-K”) until promptly after the filing of the Amended Form 1-SA.

Exhibit Index

Exhibit No.	Document
4.01	The dismissal of the companies Independent Registered Public Accounting Firm, Thayer O’Neal Company, LLC of Houston, TX.

Date: August 10, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	August 10, 2018
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer	August 10, 2018
Douglas DiSanti	(Principal Financial Officer)